Exhibit 3.7

The Boards of Directors

Shellbridge Oil & Gas, Inc.

True Energy Inc.

Ladies and Gentlemen:

With respect to the subject registration statement on Form F-80 of Shellbridge Oil& Gas, Inc. dated May 24, 2006, we acknowledge our awareness of the use therein of:

•      our compilation report relating to the pro forma consolidated balance sheet of True Energy Trust. as at June 30, 2005 and the pro forma consolidated statement of operations for the six months ended June 30, 2005 and the year ended December 31, 2004, dated September 30, 2005;

•      our compilation report relating to the pro forma consolidated statement of operations of True Energy Inc. for the three months ended March 31, 2005 and the year ended December 31, 2004, dated May 27, 2005;

•      and our comments for United States readers on differences between Canadian and United States reporting standards, dated May 24, 2006.

We are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for the compilation report and comments because they are not considered a “report” or a “part” of a registration statement prepared or certified by an accountant within the meaning of sections 7 and 11 of the Act.

Very truly yours,

/s/ KPMG LLP

Chartered Accountants
Calgary, Canada
May 24, 2006

Comments for United States readers on differences between Canadian and United States reporting standards

The compilation reports on the pro forma consolidated financial statements dated May 27, 2005 and September 30, 2005, respectively, that are incorporated by reference in this registration statement on Form F-80, which compilation reports are provided solely pursuant to Canadian requirements, are expressed in accordance with standards of reporting generally accepted in Canada.  To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements requires an examination or review substantially greater in scope than the review we have conducted.  Consequently, we are unable to express an opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the unaudited pro forma information incorporated by reference.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada
May 24, 2006

KPMG LLP
Chartered Accountants	Telephone (403) 691-8000
200-205 5 Avenue SW	Fax (403) 691-8008
Calgary AB T2P 4B9	Internet www.kpmg.ca

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

The Board of Directors

True Energy Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of True Energy Trust (the “Trust”) as at June 30, 2005 and the unaudited consolidated pro forma statements of operations for the six months ended June 30, 2005 and for the year ended December 31, 2004, and have performed the following procedures:

1.

Compared the figures in the columns captioned “True Energy Inc.” to the unaudited consolidated financial statements of the Company as at June 30, 2005 and for the six months then ended, and the audited consolidated financial statements of the Company for the year ended December 31, 2004, respectively, and found them to be in agreement

2.

Compared the figures in the columns captioned “TKE Energy Trust” to the unaudited consolidated financial statements of TKE Energy Trust as at June 30, 2005 and for the six months then ended, and the audited consolidated financial statements of TKE Energy Trust for the year ended December 31, 2004, respectively, and found them to be in agreement.

3.

Compared the figures in the columns captioned “Meridian Energy Corporation” to the unaudited financial statements of Meridian Energy Corporation as at June 30, 2005 and for the six months then ended, and the audited financial statements of Meridian Energy Corporation for the year ended December 31, 2004, respectively, and found them to be in agreement.

4.

Compared the figures in the columns captioned “Vero Energy Inc.” to the unaudited schedule of revenues, royalties and operating expenses of the Vero Properties for the six months ended June 30, 2005 and to the audited schedule of revenues, royalties and operating expenses for the Vero properties for the year ended December 31, 2004, respectively, and found them to be in agreement.

5.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:
	(a)	The basis for determination of the pro forma adjustments; and
	(b)	Whether the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

The officials:

(a) described to us the basis for determination of the pro forma adjustments, and

(b) stated that the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

6.	Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7.

Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “True Energy Inc.”, “TKE Energy Trust”, “Vero Energy Inc.” and “Meridian Energy Corporation” as at June 30, 2005 and for the six months ended June 30, 2005, and for the year ended December 31, 2004, as appropriate, and found the amounts in the column captioned “True Energy Trust Pro Forma Consolidated.” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Signed “KPMG LLP”

Chartered Accountants

Calgary, Canada

September 30, 2005

TRUE ENERGY TRUST

PRO FORMA CONSOLIDATED BALANCE SHEET

JUNE 30, 2005

(unaudited)

			PRO FORMA ADJUSTMENTS
	True TKE Energy	Energy Inc. Trust	Vero Energy Inc.	Adjustments	Notes	True Energy Trust Pro Forma Consolidated
			(Note 2)	(Note 3 (a )
ASSETS
Current assets
Cash	$—	$26,000	$—	$—			$26,000
Accounts receivable	27,389,740	8,180,923	—	—		35,570,663
Deposits and prepaids	760,299	1,579,341	—	—		2,339,640
	28,150,039	9,786,264	—	—		37,936,303
Property, plant and
equipment	293,820,864	156,194,309	(27,050,963)	(156,194,309)		568,293,128
				301,523,227	3 (a)
Goodwill	33,168,338	11,160,724	—	(11,160,724)		58,482,100
				25,313,762	3 (b)
	$355,139,241	$177,141,297	$(27,050,963)	$159,481,956			$664,711,531

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and
accrued liabilities	$34,360,297	$12,977,926	$—	$10,951,778	3 (c)		$58,290,001
Capital tax payable	712,457	—	—	—		712,457
Bank debt 34,805,638	23,008,000	(5,000,000)	(26,858,760)		3 (d	)	25,954,878
Cash distribution
payable -	2,250,467	—	—			2,250,467
Current obligations
under capital lease	—	191,569	—	—		191,569
	69,878,392	38,427,962	(5,000,000)	(15,906,982)		87,399,372

Capital taxes payable	837,849						837,849
Future income taxes	71,482,108	37,405,480	—	(37,405,480)			155,109,989
				85,579,740	3 (a	)
				(1,951,859)	3 (c	)
Obligations under capital
lease	—	214,141	—	—			214,141
Assets retirement
obligations	5,515,113	4,560,156	(477,234)	(4,560,156)			13,478,430
	8,440,551	3 (e )
Non-controlling interest
exchangeable shares	—	3,446,000	—	6,900,020	3 (a	)	10,346,020
	147,713,462	84,053,739	(5,477,234)	41,095,834			267,385,801

Unit holders’ equity
Unit holders’ capital
	207,875,952	98,212,343	(21,573,729)	(98,212,343)			399,110,423
				203,538,681	3 (a	)
				11,019,640	3 (d	)
				(1,750,121)	3 (b	)
Contributed surplus	1,479,512	3,008,414	—	(3,008,414)			1,479,512
Retained earnings/(deficit)	(1,929,685)	7,105,981	—	(7,105,981)			(3,264,205)
				(1,334,520)	4 (c	)
Accumulated cash
distributions	—	(15,239,180)	—	15,239,180
	207,425,779	93,087,558	(21,573,729)	118,386,122			397,325,730
	$355,139,241	$177,141,297	$(27,050,963)	$159,481,956			$664,711,531

TRUE ENERGY TRUST

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2005

(unaudited)

						PRO FORMA
	True TKE Energy	Energy Inc. Trust	Meridian Energy Corporation		Vero Energy Inc.	Adjustments	Notes		True Energy Trust Pro Forma Consolidated
			(Note 4(h	)	(Note 2)
Revenue
Petroleum and natural gas sales	$56,103,824	$30,082,944	$8,045,192		$(5,491,492)	$763,081	4 (a	)	$89,503,549
Royalties, net of Alberta royalty tax credit	14,178,498	6,320,725	2,116,305		(1,161,876)	542,000	4 (b	)	21,995,652
	41,925,326	23,762,219	5,928,887		(4,329,616)	221,081			67,507,897
Expenses
Production	7,919,699	7,700,135	620,270		(592,145)	—			15,647,959
Transportation	1,274,204	-	198,660		(39,637)	763,081			2,196,308
General and administrative	2,478,667	923,782	2,316,860		—	2,200,000	4 (c	)	7,919,309
Interest on bank debt	521,852	645,377	64,205		—	(440,622)	4 (d	)	790,812
Other interest	4,629	80,294	257		—	—			85,180
Stock based compensation	647,817	2,775,210	—		—	—			3,423,027
Depletion, depreciation and accretion	20,669,861	11,676,643	1,645,480		—	7,543,000	4 (e	)	41,534,984
	33,516,729	23,801,441	4,845,732		(631,782)	10,065,459			71,597,579

Earnings (loss) before taxes	8,408,597	(39,222)	1,083,155		(3,697,834)	(9,844,378)			(4,089,682

Taxes
Current income tax recovery	(4,695)	—	—		—	—			(4,695
Capital taxes	1,173,235	56,088	3,215		—	255,000	4 (f	)	1,487,538
Future Income tax (recovery)	3,080,000	(3,900,000)	631,676		(1,273,000)	(2,828,000)	4 (g	)	(5,154,804
		(865,480)	4 (c	)
	4,248,540	(3,843,912)	634,891		(1,273,000)	(3,438,480)			(3,671,961
Net earnings (loss)	4,160,057	3,804,690	448,264		(2,424,834)	(6,405,898)
Non-controlling
interest-exchangeable shares	—	(15,000)	—		—	—			(417,721 (15,000
Net earnings (loss) for the period
	$4,160,057	$3,789,690	$448,264		$(2,424,834	$(6,405,898)			$(432,721)
Net loss per unit and exchangeable shares
Basic							4 (j	)	$(0.01)
Diluted							4 (j	)	$(0.01)

TRUE ENERGY TRUST

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004

(unaudited)

						PRO FORMA
	True Energy Inc	TKE Energy Trust	Meridian Energy Corporation		Vero Energy Inc.	10 months TUSKex	Adjustments	Notes		True Energy Trust Pro Forma Consolidated
			(Note 4 (h	)	(Note 2)	(Note 4 (i )
Revenue
Petroleum and natural gas sales	$67,947,589	$76,631,065	$19,649,901		$(6,683,549)	$(1,844,313)	$2,218,053	4 (a	)	$157,918,746
Royalties, net of Alberta royalty tax credit	17,388,728	18,618,312	6,008,857		(1,771,236)	(278,970)	998,000	4 (b	)	40,963,691
	50,558,861	58,012,753	13,641,044		(4,912,313)	(1,565,343)	1,220,053			116,955,055
Expenses
Production	10,939,293	13,872,852	1,885,685		(1,108,039)	(694,493)	—			24,895,298
Transportation	1,812,552	-	585,478		(55,446)	(81,406)	2,218,053			4,479,231
General and
administrative	2,475,401	2,409,180	856,754		—	—	2,200,000	4 (c	)	7,941,335
Interest on bank debt	413,148	1,947,566	42,019		—	—	(869,730)	4 (d	)	1,533,003
Other interest					—	—
expense (income)	114,877	88,436	(78,321)		—	—	—			124,992
Stock based
compensation	755,657	2,709,753	570,500		—	—	—			4,035,910
Depletion,
depreciation and accretion	14,623,216	30,238,287	4,453,825		—	—	34,025,000	4 (e	)	83,340,328
	31,134,144	51,266,074	8,315,940		(1,163,485)	(775,899)	37,573,323			126,350,097
Earnings (loss) before taxes	19,424,717	6,746,679	5,325,104		(3,748,828)	(789,444)	(36,353,270)			(9,395,042)
Taxes
Current income tax	16,831	—	624		—	—	—			17,455
Capital taxes	1,369,384	223,156	—		—	—	956,000	4 (f	)	2,548,540
Future Income tax
(recovery)	9,078,922	1,020,000	1,802,316		(1,332,000)	(266,000)	(12,630,000)	4 (g	)	(3,192,242)
							(865,480)	4 (c	)
	10,465,137	1,243,156	1,802,940		(1,332,000)	(266,000)	(12,539,480)			(626,247)
Net earnings (loss)	$8,959,580	$5,503,523	$3,522,164		$(2,416,828)	$(523,444)	$(23,813,790)			$(8,768,795)
Net loss per unit and exchangeable shares
Basic						4 (j			)	$(0.25)
Diluted						4 (j			)	$(0.25)

TRUE ENERGY TRUST

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2005 AND THE YEAR ENDED DECEMBER 31, 2004

(unaudited)

1.	Basis of presentation

The accompanying unaudited pro forma consolidated balance sheet of True Energy Trust (“Trust”) as at June 30, 2005 and the unaudited pro forma consolidated statements of operations for the six months ended June 30, 2005 and the year ended December 31, 2004 (the “pro forma statements”) have been prepared to reflect a plan of arrangement (the “Arrangement”), including the following:

•

TKE Energy Trust (“TKE”) will acquire all of the issued and outstanding shares of True Energy Inc. (“True”). The business combination will be accounted for using the purchase method. As part of the Arrangement, former True shareholders will receive trust units of TKE. Upon completion of the Arrangement and subject to TKE unitholder approval, TKE may be renamed to True Energy Trust; and

•	Pursuant to the Arrangement, True will transfer certain oil and gas properties to Vero Energy Inc. (“Vero”), a corporation that will concentrate on exploration and development of oil and gas reserves.

The pro forma statements have been prepared from information derived from and should be read in conjunction with the following:

•

True’s unaudited interim consolidated financial statements as at and for the six months ended June 30, 2005 and audited consolidated financial statements as at and for the year ended December 31, 2004;

•

TKE’s unaudited interim financial statements as at and for the six months ended June 30, 2005 and audited financial statements as at and for the year ended December 31, 2004; and • Meridian Energy Corporation’s (“Meridian”) audited financial statements as at and for the year ended December 31, 2004. Furthermore, as True acquired Meridian on March 15, 2005, the pro forma consolidated statement of operations for the six months ended June 30, 2005 has been adjusted to include the unaudited operations of Meridian for the period from January 1, 2005 to March 14, 2005.

The pro forma statements have been prepared by management in accordance with generally accepted accounting principles in Canada. The unaudited pro forma consolidated balance sheet gives effect to the transactions and assumptions described in note 3 as if they had occurred on June 30, 2005. The pro forma consolidated statement of operations gives effect to the transactions and assumptions described in note 4 as if they had occurred at January 1, 2005 for the six months ended June 30, 2005 and as if it had occurred on January 1, 2004 for the year ended December 31, 2004. The pro forma financial statements may not be indicative of the results that actually would have occurred if the events reflected therein had taken place on the dates indicated or of the results which may be obtained in the future. In preparing these pro forma statements no adjustments have been made to reflect the expected operating synergies and administrative cost savings that could result from the operations of the combined assets.

Accounting policies used in the preparation of the pro forma statements are in accordance with those disclosed in True’s audited consolidated financial statements as at and for the year ended December  31, 2004 and the unaudited interim consolidated financial statements as at and for the six months ended June 30, 2005. In the opinion of management, the pro forma statements include all material adjustments necessary for a fair presentation of the Trust.

2.	Pro Forma Assumptions and Adjustments

Pursuant to the Arrangement, True will be acquired by TKE, the consideration ultimately received by the True shareholders will be units of the Trust, common shares of Vero Energy Inc. and warrants of Vero exercisable into Vero common shares. As the former shareholders of True will own Vero, the transfer of assets to Vero will be accounted for as a continuity of interests under which the assets and liabilities will be accounted for at book value.

The net book value of the oil and natural gas properties of True has been allocated to Vero based on the net book value for undeveloped properties and the portion of total proven oil and natural gas reserve revenue allocated to Vero (discounted at 10%) as determined by independent reserve engineers. The revenue, royalties and operating expenses relating to the Vero assets have been deducted from the unaudited pro forma consolidated statements of earnings of the Trust for the six months end June 30, 2005 and for the year ended December 31, 2004 and related adjustments have been made to depletion, depreciation and accretion and income taxes.

3.	Balance Sheet Adjustments

The unaudited consolidated balance sheet as at June 30, 2005 gives effect to the following assumptions and adjustments as if they occurred on June 30, 2005.

a)

The pro forma consolidated balance sheet assumes a business combination whereby True will acquire TKE. Under the Arrangement, each issued and outstanding common share of True will be exchanged for 0.5 trust units in TKE, resulting in the issuance of 51,513,470 Trust units. In connection with the business combination, the TKE name may be changed to “True Energy Trust”.

The outstanding trust units of the Trust will be consolidated on a basis of 1 new trust unit for 2 of the old trust units, and in such event, there will be 36,491,897 trust units issued and outstanding and 36,994,132 post consolidated trust units issued and outstanding on a diluted basis, as described in note 4(j) below. As the existing True management will form the management of the combined entity, the majority of the Trust Board of Directors will be former True Directors, and the former True shareholders will control approximately 70 percent of the total issued and outstanding trust units of the Trust following completion of the contemplated transactions, this business combination has been accounted for as a reverse takeover of TKE by True, using the purchase method, with True as the acquirer. The fair value of the share consideration, $9.48 per share, was determined based on an adjusted trading value of True.

The purchase price equation is as follows:

Cost of acquisition:	(000’s )
Common shares issued	$203,539
True transaction costs	1,865
$205,404
Allocated at estimated fair values:
Cash	$26
Accounts receivable	8,181
Deposits and prepaids	1,579
Property, plant and equipment	301,523
Goodwill	25,314
Accounts payable and accrued liabilities	(17,028)
Bank debt	(7,169)
Cash distribution payable	(2,250)
Current portion of obligations under capital
lease	(192)
Obligation under capital	(214)
Non-controlling interest exchangeable shares	(10,346)
Future income taxes	(85,580)
Asset retirement liability	(8,440)
$205,404

The TKE bank debt of $23.0 million is reduced by the proceeds of $15.8 million received on the exercise of all TKE’s incentive units prior to the execution of the Arrangement. The purchase allocation of TKE’s trust units has been determined from information that was available to the management of True. The allocation of the purchase price to the assets and liabilities of TKE will be finalized after the acquisition has been completed and the fair values of the assets and liabilities have been determined, and accordingly, the above allocation may change.

b)

The preliminary purchase price allocation includes approximately $25.3 million of goodwill. As required by generally accepted accounting principles in Canada, goodwill will not be amortized. Goodwill will be tested for impairment on an annual basis in the fourth quarter. If indications of impairment are present, a loss would be charged to earnings for the amount that the carrying value of goodwill exceeds its fair value.

c)

The pro forma balance sheet reflects an increase in accounts payable of $10.9 million for financial advisory costs, acquisition costs, issue costs, severance, and retention costs. Associated with these costs, the future income tax liability has been reduced by $2.0 million, and share capital has been adjusted by $1.8 million.

d)

The bank debt liability has been adjusted by $26.9 million to reflect proceeds of $11.0 million received on the exercise of all True stock options (4,770,668 options) and $15.8 million received on the conversion of all TKE incentive units (1,756,000 incentive units) to trust units. Pursuant to the Arrangement, these transactions are assumed to have occurred prior to the business combination.

e)

The asset retirement obligation has been measured based on assumptions and terms consistent with those used by True. The liability was estimated based on True’s net ownership interest in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods.

4.	Statements of Operations Adjustments

The unaudited consolidated pro forma statements of operations for the six months ended June 30, 2005 and for the year ended December 31, 2004 gives effect to the following assumptions and adjustments as if they occurred on January 1, 2005 and January 1, 2004, respectively.

a)

TKE’s petroleum and natural gas sales have been adjusted to conform with True’s accounting for transportation costs. This has resulted in an increase in petroleum and natural gas sales with a corresponding increase in transportation expenses.

b)	Royalties have been increased to account for the maximum Alberta royalty tax credit available to the Trust after the transaction in note 3(a).

c)

Period costs related to True resulting from this Arrangement, estimated to be $2.2 million, have been charged to the pro forma statement of operations. The future income tax effect of $0.9 million has been recorded with the net impact of $1.3 million being charged to retained earnings on the pro forma balance sheet.

d)

An interest savings has been calculated resulting from reduced bank debt levels due to the proceeds received on the exercise of True’s stock options and TKE’s incentive units. The interest has been calculated using True’s average borrowing rate.

e)

Depreciation, depletion and accretion has been adjusted to reflect combined reserves, production, and adjusted cost base of property, plant and equipment under the full cost method of accounting for oil and gas properties, together with their estimated future site liability. The expense has been adjusted to reflect the accretion on the asset retirement obligation.

f)	Capital taxes have been adjusted to reflect the increased size of the Trust after the transaction in note 3(a).

g)

The future income tax provision has been adjusted to account for the lower taxable income for amounts being allocated to Vero and for the tax impact of the pro forma adjustments in the statements of earnings.

h)

True acquired Meridian on March 15, 2005. The pro forma consolidated statement of operations for the six months ended June 30, 2005 has been adjusted to incorporate the unaudited operating results for the period from January 1, 2005 to March 15, 2005. Similarly, the pro forma consolidated statement of operations for the year ended December 31, 2004 includes the audited operating results of Meridian for the twelve months ended December 31, 2004.

i)

TKE was formed effective November 2, 2004 pursuant to a plan of arrangement whereby TUSK Energy Inc. converted into a trust entity. Upon completing this transaction, TKE sold certain oil and gas properties into a newly created oil and gas company, namely TUSK Energy Corporation (“TUSKex”). The audited consolidated financial statements of TKE for the year ended December 31, 2004 contained the operating activity for TUSKex for the period January 1, 2004 to November 1, 2004. Consequently, the pro forma consolidated statement of operations has been adjusted to remove the January 1, 2004 to November 1, 2004 operating revenue, expenses and associated tax impact generated from TUSKex.

j)

The calculation of net earnings per trust unit of the Trust has been based on the number of trust units issued and outstanding in TKE, and the number of trust units to be issued to True common shareholders, as required to effect the Arrangement as described in Note 3(a). The calculation of pro forma weighted average trust units is based on the assumptions that the transaction occurred January 1, 2005 for the weighted average trust units outstanding as at June 30, 2005 and similarly, that the transaction occurred January 1, 2004 for the determination of the weighted average trust units outstanding as at December 31, 2004. Furthermore the calculations assume that all the True stock options and TKE incentive units were exercised prior to the transaction occurring. The per trust unit calculations are as follows:

Trust Units
Trust Units Outstanding Calculation at June 30, 2005	(000’s)

Common shares outstanding to True shareholders	103,027
Units received on exchange of True shares	51,514
Units issued and outstanding	19,714
Incentive units exercised into Trust units	1,756
Issued and outstanding (prior to 2:1 consolidation)	72,984
Units issued and outstanding (post 2:1 consolidation)	36,492
Exchangeable shares (post 2:1 consolidation)	502
Diluted Trust units	36,994

Trust Units
Weighted Average Trust Units Outstanding at June 30, 2005	(000’s)

Common shares outstanding to True shareholders	103,027
Units received on exchange of True shares	51,514
Incentive units converted to Trust units	1,756
Weighted average Trust outstanding	18,076
Weighted average Trust units (prior to 2:1 consolidation)	71,346
Weighted average units (post 2:1 consolidation)	35,673
Weighted average Trust units for exchangeable shares (post 2:1
consolidation)	502
Diluted weighted average Trust units	36,175

Trust Units
Weighted Average Trust Units Outstanding at December 31, 2004	(000’s)

Common shares outstanding to True shareholders	103,027
Units received on exchange of True shares	51,514
Incentive units converted to Trust units	1,766
Weighted average units	16,484
Weighted average Trust units (prior to 2:1 consolidation)	69,764
Weighted average Trust units (post 2:1 consolidation)	34,882
Weighted average Trust units for exchangeable shares (post 2:1
consolidation)	840
Diluted weighted average Trust units	35,722